Mail Stop 3561

January 11, 2008

Via U.S. Mail

Daniel Mendes
President
8245 SE 36th Street
Mercer Island, Washington 98040

Re: DRS Inc.
Registration Statement on Form SB-2
Filed December 14, 2007
File No. 333-148094

Dear Mr. Mendes,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise the prospectus to include and discuss the 3,361,600 shares of common stock underlying warrants as set forth in the Registration Statement fee table. In this connection, please file the form of warrant as an exhibit to your registration statement and clarify whether the warrants are currently exercisable, as it is not clear from your footnote disclosure. If the warrants are not currently exercisable, please provide your analysis of how you are able to currently register the issuance of the underlying common stock. If the warrants are currently exercisable, provide an analysis of why you are choosing to register the issuance, rather than the resale, of the underlying common stock. Finally, revise footnote (4) to the registration

statement fee table to clarify where "below" the description of the warrant's exercise period is described.

2.   The dealer prospectus delivery obligation should be moved from Part II of the registration statement to the outside back cover page of the prospectus. Additionally, please insert the expiration date as specified by Section 4(3) of the Securities Act.

Prospectus Cover Page

3.   We note that this is a best efforts offering. Please revise the prospectus cover page to clearly indicate the nature of the offering, as well as the date the offering will end, any minimum purchase requirements, and whether or not there are any arrangements to place the funds in an escrow, trust, or similar account. See Item 501(a)(9) of Regulation S-B. Please also identify the parties that will conduct the selling efforts.

4.   Include the information required by Items 501(a)(10) – (11) of Regulation S-B on the prospectus cover page.

Prospectus Summary, page 5

5.   The text appearing on page 5 under the heading "Prospectus Summary" appears to be out of place. Please move this text so that it follows the table of contents.

Summary Information and Risk Factors, page 8

6.   Please provide a useful summary of the information in the prospectus. See Item 503 of Regulation S-B. For example, a brief description of your business would help place the subsequent disclosure into context. In the summary, please also disclose the amount of your net loss for the most recent audited and interim periods. Finally, disclose the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Risk Factors, page 8

7.   If material, discuss the anticipated impact that the current housing market slowdown and retracting credit market will have on your business.

8.   Add a risk factor discussing the costs associated with being a public company and provide an estimate of those costs.

9.   Please add a risk factor addressing the fact that selling shareholders are selling a significant amount of shares in this offering and how this may affect the company's effort to raise 3,000,000 dollars. This risk factor should detail specifically how your

business plans will change if you raise less than the full amount of proceeds you currently anticipate.

10. We note your business plan of developing new products for animal bedding, oil amendment, flea powder, or absorption agent. Please discuss the risk that your management does not have any experience in these areas and address all risks associated with the development of each of the products.

We may not be able to continue our business . . ., page 9

11. Revise to quantify your current and near term cash needs.

We rely upon key personnel . . ., page 10

12. Please disclose the minimum time Mr. Menes and Mr. Guimont will devote to your company. In addition, specify if they are bound by employment agreements.

No ruling from internal revenue service, page 12
State income tax consequences, page 12
Financial Statements, page 13
Loss of investment upon dissolution of company, page 13

13. Please state the risks and the adverse consequences of the risks in the risk factor subheading. In addition, revise to eliminate repetition. We note in this regard that the second risk factor on page 11 and the last risk factor on page 9 appear to discuss the same risk.

Use of Proceeds, page 14

14. You state on page 14 that "proceeds from the resale of your common stock will be used to pay the costs of general overhead expense." However, on page 15, you state that you will not receive any proceeds from the resale. You also state on page 25 that your sources of capital are the proceeds from the resale of the common stock. Please carefully revise the disclosure throughout to reconcile the discrepancies.

15. Please clarify how the $2.94 million net proceeds will be used, indicating the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold. See Item 504 of Regulation S-B. In addition, clearly quantify the proceeds to be received by you, rather than the gross proceeds of all stock being sold.

Determination of Offering Price, page 14

16. You disclose that the price is primarily determined by your capital requirements. Please discuss your capital requirements in relation to the price of your shares. Further, on page 18, you state that the offering price is also based on the nature and capital structure of your company, the experience of your directors and the market conditions for the sale of equity securities in similar companies. Please elaborate on these factors in greater detail and discuss how these factors help determine the price of your shares.

Dilution, page 14

17. Please disclose the information required by Items 506 (a) and (b) of Regulation S-B and add risk factor disclosure about the dilution to be experienced by purchasers in this offering.

Plan of Distribution and Selling Security Holders, page 15

18. Please identify the natural persons who control any selling shareholder that is a non-public entity.

Directors, Executive Officers, Promoters and Control Persons, page 19

19. Please provide dates of employment for each place of employment and revise to eliminate marketing language. For example, revise to remove references to Mr. Medes' "wealth of experience" and instead detail the actual experience.

Description of Business, page 24

20. Please discuss whether you are dependent on one or a few major customers. If so, please also discuss the dependence as a material risk factor. See Item 101(a)(6) of Regulation S-B.

21. We note that you haul the scrap product to several drywall manufacturers in the Northwest Region and they then process and recycle the material. Please clarify that you do not receive compensation from the manufacturers for the scrap products and you pay a significant amount of fee to the manufacturers.

22. We note that you plan to start operations in Oregon on January 1, 2008. Please discuss your operations in Oregon.

23. You state that DRS identifies and targets the largest drywall contractors in a region to establish a base of revenue before moving in and setting up operations. Please clarify what you mean by "base of revenue" and how you establish a base of revenue

with the targeted drywall contractors. Also discuss the size and the location of the regions you target.

24. Identify the largest drywall contractors in Washington and Oregon that you have established a "base of revenue." Disclose the material terms of any agreement, such as fee or revenue sharing. File the agreements as material exhibits.

25. Disclose information required by Item 101(c) of Regulation S-B regarding reports to security holders.

Market Competition, page 26

26. We note your reference to industry information, such as "gypsum wallboard is the second largest contributor of residential construction waste and the largest contributor in the commercial sector by weight." Please revise throughout the document to either identify the sources of the general references you make or revise to attribute the information to the company, based on its own research. Finally, please be advised that you must provide consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost.

27. Revise to support the basis that "the opportunities for revenue growth are enormous" or "the dump rates can be a considerable cost of operation." Please note that you must have a reasonable basis for projections included within your disclosure. Please tell us and disclose the basis for projecting a revenue potential of $291,464,750 for national residential single family homes or delete this disclosure. See Item 10(d) of Regulation S-B.

28. You state that DRS "has developed a competitive edge by disposing of its material through its return to manufacturer operation to make new gypsum wallboard." This appears contradictory to the statement on page 27 where you indicate "there is a significant cost to the disposal of the product we collect; we take the drywall scrap to a manufacturer of new product, and . . . a Washington State approved recycling center, both for a fee."   Please reconcile or explain how you have a competitive edge.

29. We note in the MD&A section that you plan to process the scrap sheet rock for animal bedding, oil amendment, flea powder, and absorption agent. Please discuss in greater detail the status of the development of each product and any need for government approval of the products, other than then soil amendments approved by Washington State. See Item 101(a)(8) of Regulation S-B.

30. Please discuss the effect of existing or probable governmental regulations on your business and the costs and effects of compliance with environmental laws. See Items 101(a)(9) and (11) of Regulation S-B.

Management's Discussion and Analysis, page 27

31. We note your plans of developing new products mentioned in the last paragraph on page 27. Please provide greater details on your strategy to implement the plans, the timeline, a summary of any product research and development, any expected purchase or sale of plant and equipment, and any expected significant changes in the number of employees.

32. You disclose that you have $170,000 in cash reserve and you project that this money will be sufficient to enable you to achieve the above business model and allow you to become profitable. This appears to contradict the risk factor on page 9 where you state that you may not be able to continue your business plan without additional financing. Please reconcile.

33. We note that your current disclosure focuses on your business model and plan of operation. In light of the fact that you have had revenues from operations in the periods presented in the financial statements, we believe you should provide a discussion of the Company's financial condition, changes in financial condition and results of operations for each of the periods presented as required by Item 303(b) of Regulation SB. Your discussion should include disclosure of the significant components of costs of revenues and general and administrative expenses and should disclose the reasons for any changes that have occurred from inception November 17, 2006 through June 30, 2007. Also, since you have included the interim financial statements for the quarter ended September 30, 2007, you should include a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since June 30, 2007. You should also disclose internal and external sources of liquidity, and any material commitments for capital expenditures and the expected sources of funds for such expenditures. See Item 303 of Regulation SB.

34. We note from your disclosures on page 17 and elsewhere in the filing that subsequent to September 30, 2007 you issued 100,000 shares of common stock. Please revise your disclosure in MD&A to discuss the nature of these transactions in which shares were issued for cash and services. Your response and revised disclosure should also discuss how you valued the shares issued for services received.

Certain Relationships and Related Transaction, page 30

35. We note from Note 11 of the financial statements that the company had sales
     revenues from the drywall companies that are owned by your management and
     shareholders.   Please disclose the information required by Item 404(a). Please also
     disclose the Item 404(a) information for the rental agreements with George Guimont
     and the consulting service agreement with Daniel Guimont. Please clarify to us
     whether this agreement is the same agreement disclosed in Note 12 of the financial
     statement. Finally, please file the rental agreements and consulting agreements as
     material exhibits.

36. Please provide the information regarding promoters and control persons as required
     by Item 404(c) of Regulation S-B.

Other Expenses of Issuance and Distribution, page 35

37. Given the magnitude of the line item identified as "Miscellaneous expenses," please
     modify your disclosure to specifically identify the larger items that you intend to pay
     with this amount.

Executive Compensation, page 49

38. Please conform the summary compensation table to include all items specified in
     402(b) of Regulation S-B. The salary should be presented on an annual basis.
     Further, the period covered should be for the last completed fiscal year.

Audited Financial Statements

39. We note that your presentation of the financial statements assumes you are a
     development stage enterprise. Please note that paragraph 8 of SFAS No. 7 defines
     a development stage enterprise as one that either planned principal operations have
     not commenced or planned principal operations have commenced, but there has
     been no significant revenue therefrom. In light of the fact that it appears you have
     commenced principal operations and you are generating significant revenue from
     these operations, it appears you should no longer be considered a development-
     stage enterprise. In this regard, we believe you should revise your financial
     statements to remove the development stage company references at the top of each
     financial statement and the notes to the financial statements. Also, please revise the
     caption "retained deficit during development stage" on the balance sheet to read
     "retained deficit," and "accumulated deficit during development stage" on the
     statement of changes in shareholders' equity to read "accumulated deficit." Your
     interim financial statements as of September 30, 2007 should be similarly revised.
     Alternatively, you may explain to us the reasons why you believe you are a

development stage enterprise during the periods presented in the financial statements.

40.   We note that your financial statements are presented from an inception date of November 17, 2006. In light of your disclosure on your website that the company was previously operated as DRS Inc., a Washington state corporation since January 2006, please clarify for us when the company was initially formed and began operations.

41.   Please revise your notes to disclose your fiscal year end.

Note 6. Issuance of Common Stock and Warrants, page F-11

42.   We note your disclosure that in November 2006, you issued 14,000,000 shares of common stock to the officers of the Company for service rendered and recorded a salary expense of $10,800,000. In light of the significant amount of compensation and the Company's limited history, as operations had commenced in November 2006, please tell us whether the service period covered by the issuance of such shares of stock extends beyond June 30, 2007. If so, compensation expense should be recorded ratably over the entire service period. Also, please tell us if there are any restrictions or conditions (market, service or performance) on the shares of stock issued. See guidance in SFAS No. 123R. We may have further comment upon receipt of your response.

43.   We note your disclosure that you issued 3,094,932 warrants to purchase common stock in connection with the stock offering. Please revise to disclose the terms and exercise price of each separate issuance of warrants.

Note 11. Related Party Transactions, page F-14

44.   We note your disclosure that the Company had sales revenues of $38,979 from companies that were owned by the Company's management and shareholders. Please disclose in the notes to the financial statements if any of the accounts receivable balance as of June 30, 2007 or September 30, 2007 includes amounts due to related parties.

Unaudited Interim Financial Statements for the Three Months Ended September 30, 2007

45.   According to Note 4 on page F-23, you disclose 3,214,932 warrants to purchase shares of your common stock were outstanding as of September 30, 2007; however, your disclosures on pages 3 and 30 indicate that an aggregate of 3,361,600 warrants to purchase shares of your common stock are currently outstanding. In this regard, please revise your notes to the financial statements to disclose the nature and terms of the warrants issued subsequent to the most recent interim period.

Consolidated Statements of Operations, page F-17

46.   We note that salaries and benefits recorded for the three months ended September 30, 2007 were $58,500. Please tell us the amount, if any, of executive officer compensation expense included in this amount. If no amounts related to executive compensation were recognized during the three months ended September 30, 2007, please explain why. Please note that the financial statements should reflect reasonable compensation levels. See SAB Topic 1:B:1. Please advise or revise accordingly.

Other

47.   The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

48.   Provide a currently dated consent from the independent public accountant in the amendment.

Part II
Recent Sales of Unregistered Securities, page II-2

49.   Please disclose the warrants you sold in the private placements.

50.   As to securities sold for cash, please state the total offering price. As to securities sold otherwise for cash, state both the nature and aggregate amount of consideration received by the registrant. For instance, you issued securities to Sharon Mitchell and Stuart Carson for services provided, you should disclose the aggregate amount of consideration/ services received by the registrant. See Item 701(c) of Regulation S-K.

51.   Please clarify which rule of Regulation D you claim exemption and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. In addition, we note your disclosure on page 36 that sales were made to persons "known personally by the officers and directors or were introduced to the officers and directors by those well known to the officers and directors." Please confirm that sales were made without the use of general solicitation.

Signatures

52.   Please have your officers sign in the capacity of principal executive officer, principal financial officer and principal accounting officer.

Legality Opinion

53. Please revise your legality opinion to include the 3,361,600 shares underlying the warrants.

54. Please revise the legality opinion to indicate that the counsel opine on the legality of the securities under the laws of Nevada.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Daniel Mendes
DRS Inc.
January 11, 2008
Page 11

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

Cc: Sharon D. Mitchell
Fax # (760) 365-0762